UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _____)

The Flooring Zone, Inc.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

339757106
(CUSIP Number)

Andrew Limpert
1245 Brickyard Road, Suite 590
Salt Lake City, Utah 84106
(801) 433-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notes and Communications

November 29, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 339757106

1.	Names of Reporting Persons, IRS Identification Nos. of above persons (entities only)
	Andrew Limpert

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
		(a) [ ]
		(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
	PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
	United States of America

Number of	7.	Sole Voting Power
Shares		11,550,100
Beneficially	8.	Shared Voting Power
Owned by		-0-
Each	9.	Sole Dispositive Power
Reporting		11,550,100
Person	10.	Shared Dispositive Power
With		-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	11,550,100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	59%

14.	Type of Reporting Person (See Instructions)
	IN

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Item 1. Security and Issuer

This statement relates to the common stock, par value $.001, (“Common Stock”) of The Flooring Zone, Inc., (the “Issuer”) which has its principal offices at 3441 Cypress Mill Road, Suite 103, Brunswick, Georgia 31520.

Item 2. Identity and Background

This Schedule 13D is being filed by Andrew Limpert (the “Reporting Person”).

The following information relates to the Reporting Person:

(a)	Name: Andrew Limpert

(b)	Business Address: 1245 Brickyard Road, Suite 590
Salt Lake City, Utah 84106

(c)	Present Principal Occupation: Associated person of a registered investment advisor

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

(f)	Citizenship: United States of America

Item 3. Source and Amount of Funds

On November 29, 2007 the Reporting Person acquired 11,550,000 shares of Common Stock of the Issuer from Michael Carroll the sole executive officer and a director of the Issuer for $112,750. The Reporting Person acquired the shares with personal funds.

Item 4. Purpose of Transaction

As an associated person of a registered investment advisor, the Reporting Person is engaged in the investment business. In pursuing this business, the Reporting Person analyzes the operations, capital structure and markets of companies, including the Issuer, on a continuous basis. It is the Reporting Person’s intention to investigate opportunities to increase shareholder

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value. The Reporting Person intends to hold discussions with management of the Issuer, with third parties and with other companies in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to or could include, among other things: (a) the possible acquisition by any person of additional securities of the Issuer, or the possible disposition of securities of the Issuer; (b) possible extraordinary corporate transactions (such as a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; (c) the possible sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) making or seeking to make changes in or affecting the board of directors or management of the Issuer, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (e) making or seeking to make changes in the capitalization or dividend policy of the Issuer; (f) making or seeking to make any other material change in the Issuer’s business or corporate structure; (g) making or seeking to make changes in the Issuer’s articles of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, including the soliciting of votes of the Issuer’s shareholders in any annual or special meeting of shareholders of the Issuer; (h) causing or seeking to cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in and inter-dealer quotation system of a registered national securities association; (i) causing or seeking to cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

In connection with this acquisition, Mr. Carroll resigned from his positions as an executive officer and director of the Company. The Reporting Person was appointed to the board of directors and to serve as the interim chief executive officer and interim chief financial officer and secretary of the Issuer.

Except as set forth herein, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. The Reporting Person may, at any time, review or reconsider his position with respect to the Issuer and formulate plans or proposals with respect to any of such matters.

Item 5. Interest in Securities of the Issuer

(a) As of the date hereof, the Reporting Person owns 11,550,100 shares, or 59% of the outstanding Common Stock of the Issuer, based upon the 19,569,750 shares outstanding as of November 15, 2007, according to the Issuer’s Form 10-QSB filed on November 19, 2007.

(b)   The Reporting Person has the sole power to vote or direct the vote of all of the 11,550,100 shares; and has shared power to vote or direct the vote of 0 shares; has the sole power to dispose or direct the disposition of all of the 11,550,100 shares; and has shared power to dispose or direct the disposition of 0 Shares.

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(c)          Other than as disclosed herein, during the past 60 days, the Reporting Person has not made any purchases of Common Stock of the Issuer.

(d)          No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares.

(e)	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Stock Purchase Agreement, dated November 29, 2007, between Mr. Carroll and the Reporting Person, pursuant to which the Reporting Person acquired the shares, provides antidilution protection to Mr. Carroll for a period of eighteen months, including the agreement of Mr. Limpert that he will not vote his shares in favor of any reverse stock split greater than two shares for one share unless Mr. Carroll shall vote his shares in favor of or otherwise agree to such a reverse stock split. The description of the Stock Purchase Agreement in this Schedule 13D is only a summary of the Stock Purchase Agreement and is qualified in its entirety by reference to the terms of the Stock Purchase Agreement, a copy of which is attached as an exhibit to this Schedule 13D.

Except as disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer between the Reporting Person and any other person.

Item 7. Exhibits

Exhibit No.	Exhibit
1	Stock Purchase Agreement, dated November 29, 2007, between Michael Carroll and Andrew Limpert

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 3, 2007	By:	/s/ Andrew Limpert
Andrew Limpert

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EXHIBIT 1

STOCK PURCHASE AGREEMENT

This stock purchase agreement is dated November 29, 2007, and is between MICHAEL CARROLL, an individual residing in Saint Simmons Island, Georgia (“Carroll”) and ANDREW LIMPERT, an individual residing in Salt Lake City, Utah (“Limpert”).

The parties agree as follows:

1. Sale of Common Stock.

1.1.       Sale of Common Stock by Carroll to Limpert. Subject to the terms of this agreement, at the Closing, defined below, Carroll agrees to sell 11,550,000 restricted shares of common stock of The Flooring Zone, Inc., a Nevada corporation, (the “Shares”) to Limpert, which constitutes approximately 59% of the issued and outstanding Shares of common stock of The Flooring Zone, Inc. (“TFZ”).

1.2.       Purchase Price. The purchase price for the Shares shall be $112,750 (“Purchase Price”), which shall deposited into escrow with the law firm of Poulton & Yordan, (the “Escrow Agent”) pursuant to an Escrow Agreement between Limpert, Carroll and Poulton & Yordan dated November 27, 2007.

1.3.       Closing. At the Closing of this transaction (the “Closing”), Carroll shall deliver to the Escrow Agent stock certificates representing 11,550,000 shares of TFZ common stock, duly endorsed for transfer and Limpert shall deliver to the Escrow Agent the Purchase Price. The closing shall take place at 3:00 p.m., Mountain Standard Time at the offices of the Escrow Agent on November 29, 2007 (the “Closing Date”) or at such other date and place as agreed upon by the parties.

2.	Representations of Carroll. Carroll hereby represents the following to Limpert:

2.1.       Title to the Shares. Carroll owns the Shares free of all liens, encumbrances, pledges, claims, options, charges and assessments of any nature whatsoever, with full right and lawful authority to transfer the Shares to Limpert. No person has any preemptive rights or rights of first refusal with respect to any of the Shares. There exists no voting agreement, voting trust or outstanding proxy with respect to any of the Shares. There are no outstanding rights, options, warrants, calls, commitments or any other agreements of any character, whether oral or written, with respect to the Shares.

2.2.       Authority. Carroll has full power and lawful authority to execute and deliver this agreement and to consummate and perform the transaction contemplated hereby. This agreement constitutes (or shall, upon signing, constitute) a valid and legally binding obligation upon Carroll, enforceable in accordance with its terms. The signing of this agreement by Carroll and the consummation and performance of the transaction contemplated hereby, does not: (i) require the consent, waiver or approval of any person, entity, court or governmental authority or agency; (ii) result in any person or entity acquiring any interest in or rights with respect to TFZ and/or the Shares except as provided herein; or (iii) conflict with, result in a breach of or default under, or give to others any interest or right of termination, cancellation or acceleration in or with respect to, any agreement by which Carroll is a party or by which Carroll or any of his properties or assets are bound or affected.

2.3.       Officers and Directors. Prior to the execution of the board consent and the Carroll resignation attached as Exhibits A and B to this agreement, Carroll and Joel Arline were the sole officers and directors of TFZ.

3.	Representations of Limpert. Limpert hereby represents the following to Carroll:

3.1.       Authority. Limpert has full power and lawful authority to execute this agreement and to consummate and perform the transaction contemplated hereby. This agreement constitutes (or shall, upon signing, constitute) a valid and legally binding obligation upon Limpert, enforceable in accordance with its terms. The signing of this agreement by Limpert and the consummation and performance of the transaction contemplated hereby, does not: (i) require the consent, waiver or approval of any person, entity, court or governmental authority of agency; or (ii) conflict with, result in a breach of or default under, or give to others any interest or right of termination, cancellation or acceleration in or with respect to, any agreement by which Limpert is a party or by which Limpert or any of his properties or assets are bound or affected.

3.2.       Investment Intent. Limpert is acquiring the Shares for his own account, for investment purposes only, and not with a view to the distribution, (as such term is defined in Section 2(11) of the Securities Act of 1933, as amended (the “Securities Act”)), of any part of the Shares. Limpert has no present intention of selling, granting participation in, or otherwise distributing the Shares except in accordance with the requirements of the Securities Act and applicable state securities laws with respect to the sale of unregistered securities.

3.3.       Restricted Shares. Limpert understands that the Shares have not been registered under the Securities Act. Limpert acknowledges that the Shares are “restricted shares” as that term is defined in Rule 144(a)(3) of the Securities Act, that the Shares will bear an appropriate restricted legend and that any resale of the Shares must be made pursuant to registration under the Securities Act, or an exemption from the registration requirements of Section 5 of the Securities Act.

4.          Conditions to Limpert’s Obligation to Close. Limpert’s obligation to close the transaction contemplated by this agreement is subject to Carroll fulfilling each of the following conditions prior to Closing, any of which may be waived in whole or in part by Limpert:

4.1.       Compliance with Representations and Covenants. Carroll’s representations contained in this agreement shall have been true and correct when made and shall be true and correct as of the Closing with the same force and effect as if made at the Closing. Carroll will have performed all agreements and conditions required to be performed by him prior to the Closing.

4.2.       Documents to be Delivered by Carroll. Carroll shall have delivered the following:

(a)       Stock certificates representing the Shares, duly endorsed to Limpert and in blank or accompanied by duly executed stock powers with a current medallion guarantee;

(b)       Resolutions of the board of directors in substantially the form attached as Exhibit A;

(c)       Resignation of Carroll as an officer and director of TFZ in substantially the form attached as Exhibit B; and

(d)       All of TFZ’s material assets and all books, records and documents relating to its business (but not those of its wholly-owned subsidiary, The Flooring Zone of Georgia, Inc. (“TFZ Georgia”)) including but not limited to, minute books, tax returns, checkbook(s), accounting records and stock certificates representing all of the outstanding equity interests in TFZ Georgia.

5.          Conditions Precedent to Carroll’s Obligation to Close. Carroll’s obligation to close the transaction contemplated by this agreement is subject to Limpert fulfilling each of the following conditions prior to Closing, any of which may be waived in whole or in part by Carroll:

5.1.       Compliance with Representations and Covenants. Limpert’s representations contained in this agreement shall have been true and correct when made and shall be true and correct as of the Closing with the same force and effect as if made at the Closing. Limpert shall have performed all agreements and conditions required to be performed by him prior to the Closing.

5.2.       Payment. Limpert shall have delivered payment of the Purchase Price for the Shares to the Escrow Agent as set forth in section 1.2 of this agreement.

6.	Modification; Waivers and Termination and Abandonment.

6.1.       Modification. Limpert and Carroll may amend, modify or supplement this agreement in any manner as they may mutually agree in writing.

6.2.       Waivers. Limpert and Carroll may, in writing, extend the time for or waive compliance by the other with any of the covenants or conditions of the other contained in this agreement.

6.3.       Termination and Abandonment. This agreement may be terminated and the purchase of the Shares may be abandoned before the Closing:

(a)	By the mutual written consent of Limpert and Carroll;

(b)       By Limpert if Carroll’s representations set forth in this agreement shall not be accurate, or the conditions precedent set forth in section 4 of this agreement shall have not have been satisfied in all material respects; or

(c)       By Carroll if Limpert’s representation set forth in this agreement shall not be accurate, or the conditions precedent set forth in section 5 of this agreement shall not have been satisfied in all material respects.

Termination shall be effective on the date of receipt of written notice specifying the reasons for termination.

7.	Antidilution.

7.1.	Antidilution. Limpert hereby agrees:

(a)       That, except as provided in section 7.1(b) for a period of eighteen months following the Effective Date he shall not vote his shares in favor of any reverse split of the outstanding common stock of TFZ greater than two shares to one share unless Carroll votes his shares of TFZ common stock in favor of such a reverse stock split or otherwise consents to such reverse split in writing;

(b)       In the event that within eighteen months of the Effective Date, TFZ or Limpert enters into any transaction following which Limpert no longer maintains voting or management control of TFZ, Limpert shall obtain written agreement of the party or parties acquiring voting or management control of TFZ granting antidilution protection to Carroll as negotiated and agreed to in writing by Carroll and Limpert prior to any change in control transaction; and

(c)       Limpert further agrees that if he distributes the Shares to any person within eighteen months of the Effective date, Limpert shall obtain written agreement from such party or parties that they to agree to be bound by these provisions.

8.	Miscellaneous.

8.1.       Representations to Survive. Unless otherwise provided, all of the representations contained in this agreement and in any certificate, exhibit or other document delivered pursuant to this agreement shall survive the Closing for a period of two years. No investigation made by either party hereto or their representatives shall constitute a waiver of any representation, and no such representation shall be merged into the Closing.

8.2.       Binding Effect of the Agreement. This agreement and any certificates and other instruments delivered by or on behalf of the parties pursuant to this agreement, constitute the entire agreement between the parties. The terms of this agreement shall inure to the benefit of and be binding upon the respective heirs, legal representatives, successor and assigns of the parties hereto. Nothing in this agreement, expressed or implied, confers any rights or remedies upon any party other than the parties hereto and their respective heirs, legal representatives and assigns.

8.3.       Jurisdiction; Service of Process; Attorneys’ Fees. Any action or proceeding seeking to enforce any provision of, or based upon any right arising out of, this agreement may be brought against either of the parties in the courts of the State of Utah, County of Salt Lake, or, if it has or can acquire jurisdiction, in the United States District Court for the Central, District of Utah, and each of the parties consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein. Process in any action or proceeding referred to in the preceding sentence may be served on any party anywhere in the world. In the event of any such action, the prevailing party shall recover all costs and expenses thereof, including reasonable attorneys’ fees from the losing party.

8.4.       Governing Law. This agreement shall be governed by the laws of the State of Utah without regard to conflicts-of-laws principles.

8.5.       Notice. Any notices required or permitted to be given under the terms of this agreement shall be in writing and sent by U. S. Mail or delivered personally or by overnight courier or via facsimile (if via facsimile, to be followed within one (1) business day by an original of the notice document via overnight courier) and shall be effective (i) five (5) days after being placed in the mail, if mailed, certified or registered, return receipt requested, (ii) upon receipt, if delivered personally or (iii) one (1) day after facsimile transmission or delivery to a courier service for overnight delivery, in each case properly addressed to the party to receive the same. The addresses for such communications shall be as follows:

IF TO ANDREW LIMPERT:

Andrew Limpert
1245 Brickyard Road, Suite 590

Salt Lake City, Utah 84106

Facsimile No.: (801) 433-2222

IF TO MICHAEL CARROLL:

Michael Carroll
408 Brewster Lane
Saint Simons Island, Georgia 21522
Facsimile No.: (912) 638-2287

With a copy to:

Poulton & Yordan
324 South 400 West, Suite 250
Salt Lake City, Utah 84101
Attention: Richard Ludlow

Facsimile No.: (801) 355-2990

8.6.       Headings. The headings contained in this agreement are for reference only and will not affect in any way the meaning or interpretation of this agreement.

8.7.       Severability. If any one or more of the provisions of this agreement shall, for any reason, be held to be invalid, illegal or unenforceable under applicable law this agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein. The remaining provisions of this agreement shall be given effect to the maximum extent then permitted by law.

8.8        Expenses. Each party shall pay all fees and expenses incurred by it incident to this agreement and in connection with the consummation of all transactions contemplated by this agreement.

8.9.     Counterparts. For the convenience of the parties, any number of counterparts of this agreement may be executed by the parties hereto. Each such counterpart shall be, and shall be deemed to be, an original instrument, but all such counterparts taken together shall constitute one and the same agreement. Delivery of a signed counterpart of this agreement by telecopier or facsimile transmission shall constitute valid and sufficient delivery thereof or any notice permitted or required pursuant to this agreement.

8.10      Further Acts. Each party shall do and perform, or cause to be done and performed, at its expense, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this agreement and the consummation of the transaction contemplated hereby.

8.11.     Party or Parties. Limpert and Carroll are severally or collectively referred to in this agreement as “party” or “parties,” respectively.

9.          No Construction Against Drafter. Each party has participated in negotiating and drafting this agreement, so if an ambiguity or a question of intent or interpretation arises, this agreement is to be construed as if the parties had drafted it jointly, as opposed to being construed against a party because it was responsible for drafting one or more provisions of this agreement.

The parties are signing this agreement on the date stated in the introductory clause.

By:
	Name:	Andrew Limpert, an individual

By:
	Name:	Michael Carroll, an individual

SPOUSE’S IRREVOCABLE CONSENT TO

STOCK PURCHASE AGREEMENT

I acknowledge that I have read the foregoing Stock Purchase Agreement (the “Agreement”) and that I know its contents. I am aware that by the provisions of the Agreement, my spouse agrees to sell 11,550,000 of his shares in The Flooring Zone, Inc. (“TFZ”) including any community property or other interest I may have in those shares. I hereby irrevocably: (i) consent to the sale under the Agreement; (ii) approve of the provisions of the Agreement; (iii) agree that my spouse’s shares in TFZ, and any interest I may have in those shares, are subject to the provisions of the Agreement; and (iv) that I will take no action at any time to hinder the operation of the Agreement as to my spouse’s shares in TFZ or any interest I may have in those shares.

Dated: November _____	, 2007

EXHIBIT A

ACTION BY UNANIMOUS

WRITTEN CONSENT WITHOUT A MEETING

OF THE BOARD OF DIRECTORS OF

THE FLOORING ZONE, INC.

The following resolutions are duly adopted by the board of directors of The Flooring Zone, Inc., a Nevada corporation (the “Company”) pursuant to Section 78.315 of the Nevada Revised Statutes and the By-Laws of, the Company, which allow for the adoption of resolutions by unanimous written consent of the board of directors without a meeting:

Appointment of Director and Officers.

WHEREAS, Michael J. Carroll intends to resign as a director and officer of the Company immediately after signing these resolutions; and

WHEREAS, it is in the Company’s best interests to fill the vacancies resulting from Mr. Carroll’s resignation, and Andrew Limpert is willing to serve as an officer and director of the Company.

IT IS RESOLVED, that Andrew Limpert is duly nominated and appointed as a director of the Company and as the Company’s interim Chief Executive Officer, interim Chief Financial Officer and Secretary; and

IT IS RESOLVED FURTHER, that while acting in the capacity of interim Chief Executive Officer, interim Chief Financial Officer and/or Secretary, Mr. Limpert shall have such powers and duties as are specified by Nevada law and the Company’s By-Laws, or as otherwise designated by the Company’s Board of Directors.

Approval of Related Matters.

IT IS RESOLVED, that any officer of the Company be, and hereby is, authorized and directed to take such actions and execute such documents on the Company’s behalf as may be appropriate to carry out the purpose of these resolutions.

IN WITNESS WHEREOF, the undersigned have executed this action by the Board of Directors on November ___, 2007.

_____________________                                                                               ______________________

Michael J. Carroll, Director	Joel Arline, Director

EXHIBIT B

RESIGNATION OF MICHAEL J. CARROLL

Effective on the date set forth below, I hereby tender my resignation from any and all officer and director positions I now hold with The Flooring Zone, Inc. This resignation is not the result of any disagreement with The Flooring Zone, Inc. on any matter relating to its operations, policies or practices.

Dated: November ___, 2007
                                                                                                _________________
Michael J. Carroll